

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 29, 2015

Via Email
James F. Park
Chief Executive Officer
GeoPark Limited
Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile

> **Re:** **GeoPark Limited**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2014**
> **Filed April 30, 2015**
> **File No. 1-36298**

Dear Mr. Park:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2014

Risk Factors, page 6

Risks Relating to Our Business, page 6

Our estimated oil and gas reserves are based on assumptions…, page14

1. Disclosure in your filing states that the Methanex gas sales contract expires April 30, 2017, but that your third party engineer has assumed that "…Methanex continues to commit to purchase Fell Block gas under the existing long-term contract beyond 2017." Please explain Methanex's purchase obligations per the gas sales contract and tell us whether you have attributed proved reserves for sales to Methanex beyond the sales

contract expiry. If true, tell us why you are reasonably certain that such sales will continue as you have projected.

Business Overview, page 46

Proved Undeveloped Reserves, page 82

2.   Item 1203(b) of Regulation S-K requires that you "Disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves." It appears that you have omitted the proved undeveloped reserve volumes converted to proved developed status. Please revise your disclosure accordingly.

Notes to the Audited Annual Consolidated Financial Statements for the Fiscal Years Ended December 31, 2014, 2013 and 2012

Note 39 – Supplemental Information on Oil and Gas Activities…, page F-80

Table 6 – Standardized Measure of Discounted Future Net …, page F-87

3.   The presentation of the 2014 standardized measure has total future development costs of $304 million which equates to a projected unit development cost of approximately $10/BOE (=$304 million/29.6 MMBOE). This appears to represent a decrease from the projected unit development cost used to calculate the standardized measure for 2013. Please quantify the capital expenditures actually incurred to convert proved undeveloped reserves during 2014 and explain any material differences between this amount and the per barrel amount used to calculate the standardized measure. With your response, tell us the source(s) of the projected development costs.

Exhibit 99.1 – Reserves Report of DeGolyer and MacNaughton

4.   The introductory paragraph to the reserves report filed as an exhibit to your annual report states that it accounts for 100% of your net proved reserves as of December 31, 2014, including working interests located in Chile, Colombia, Brazil, and Peru. However, it does not appear that reserves in Peru should be included as part of your total net proved reserves as the Morona Block acquisition has not yet closed. Please obtain and file a revised reserve report that appropriately explains the status of this transaction in the context of your total proved reserves at year-end.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources